04019408

SECURITI[illegible]MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-32565

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AmSouth Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Riverchase Parkway East
(No. and Street)

Birmingham	Alabama	35244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin W. Parks (205) 560-7535
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1901 Sixth Avenue North, Suite 1900	**Birmingham**	**Alabama**	**35203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kevin W. Parks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AmSouth Investment Services, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L. COPPER
NOTARY PUBLIC
STATE OF ALABAMA
COMM. EXP. 12-17-2005

Notary Public

Signature

Controller / Vice President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AmSouth Investment Services, Inc.

Schedule I

Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities and Exchange Commission

		December 31, 2003
Computation of net capital		
Total Stockholder's equity from statement of financial condition	$	34,344,775
Nonallowable assets:		
Furniture and equipment		1,673,776
Cash (nonallowable)		21,932,906
Deferred tax asset		368,893
Prepaid expenses		271,963
Annuity & other Insurance receivables		1,198,995
Receivables from clearing brokers and dealers		2,128,193
Receivable from AmSouth Bank		257,325
Securities haircuts		228,425
Other non-allowable receivables		59,277
Net Capital	$	6,225,022
Computation of basic net capital requirements		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	285,125
Minimum dollar net capital requirement	$	250,000
Net capital requirement (greater of above amounts)	$	285,125
Excess net capital	$	5,939,897
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness	$	5,797,545
Computation of aggregate indebtedness		
Total aggregate indebtedness from statement of financial condition	$	4,463,599
Exclusions from aggregate indebtedness:		
Securities sold not yet purchased		(188,864)
Total aggregate indebtedness	$	4,274,735
Percentage of aggregate indebtedness to net capital		69%
Reconciliation with company's computation		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	5,024,095
Allowable assets reported as nonallowable (cash at clearing firm per PAIB agreement)		1,569,814
Tax liability classified as deferred tax asset		-368,893
Rounding		6
Net capital per above	$	6,225,022